UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-33279

NTR ACQUISITION CO.
 (Exact name of registrant as specified in its charter)

100 Mill Plain Road, Suite 320
Danbury, Connecticut 06811
(203) 546-3437
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Units, each consisting of one share of Common Stock and one Warrant
Common Stock, par value $0.001 per share
Warrants, exercisable for Common Stock at an exercise price of $7.50 per share
 (Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, NTR Acquisition Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 18, 2009	By:	/s/ Mario E. Rodriguez
Mario E. Rodriguez
Chief Executive Officer